Exhibit 99.2

RISK FACTORS

In addition to the other information contained in this report, you should carefully consider the following risk factors. The risks and uncertainties we describe below are not the only ones we may face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition and results of operations. If any of the possible events described below were to occur, our business, financial condition and results of operations could be materially and adversely affected. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this report.

Risks Related to our Business

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As at December 31, 2012, 39% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

•	our existing customers contracts are not renewed and those customers are not replaced by new customers;

•	internet and telecommunications equipment becomes smaller and more compact in the future;

•	there is an unexpected slowdown in demand for our services;

•	or we are unable to terminate or amend our leases when we have underutilized space at a data center.

If we have higher than expected levels of unused space at a data center at any given time, we may be required to operate a data center at a loss for a period of time. If we have higher than expected levels of unused capacity in our data centers and we are unable to reduce our expenses accordingly, our business, financial condition and results of operations would be materially adversely affected.

Our inability to utilize the capacity of newly planned data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the three months ended March 31, 2013 we invested €32.8 million in property, plant and equipment (€30.9 million) and intangible assets (€1.9 million). In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long term such expenses will be between 4% and 6%

of total revenue. Except for two Paris data centers (PAR3 and PAR5), acquired in December 2011, our Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we typically lease space for a data center and begin building it out before we have entered into agreements with customers to cover the capacity of the data center. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

As a result of our expansion plans, we will incur capital expenditures, and as a result, an increase in other operating expenses, which will negatively impact our cash flow, and depreciation that together will negatively impact our profitability unless and until these new and expanded data centers generate enough revenue to exceed their operating costs and related capital expenditures.

There can be no guarantee that we will be able to sustain or increase our profitability if our planned expansion is not successful or if there is not sufficient customer demand in the future to realize expected returns on these investments. Any such development would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms our ability to grow our business may be limited.

Our ability to meet the growing needs of our existing customers and to attract new customers depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading. We have reached high utilization levels at some of our data centers and therefore any increase in these locations would need to be accomplished through the lease of additional property that satisfies our requirements. Property meeting our specifications may be scarce in our target markets. If we are unable to identify and enter into leases on commercially acceptable terms on a timely basis for any reason including due to competition from other companies seeking similar sites who may have greater financial resources than us, or are unable to expand our space in our current data centers, our rate of growth may be substantially impaired.

Our capital expenditures, together with ongoing operating expenses and obligations to service our debt, will be a drain on our cash flow and may decrease our cash balances. The capital markets in the recent past have been and may again become limited for external financing opportunities. Additional debt or equity financing, especially in the current credit-constrained climate, may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

Failure to renew or maintain real estate leases for our existing data centers on commercially acceptable terms, or at all, could harm our business.

Except for two Paris data centers (PAR3 and PAR5), acquired in December 2011, and the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own the property on which our data centers are located and instead lease the majority of our data center space. We generally enter into leases for initial periods of 10 to 15 years (excluding renewal options). The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend those leases, and we have exhausted or may in the future exhaust such options in other leases. With respect to our operating leases in France, certain landlords may terminate our operating leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

Our leases may obligate us to make payments beyond our use of the property.

Our leases generally do not give us the right to terminate without penalty. Accordingly, we may incur costs under leases of data center space that is not or no longer is Revenue Generating Space. Some of our leases do not give us the right to sublet, and even if we have that right we may not be able to sublet the space on favorable terms or at all. We have incurred moderate costs in relation to such onerous lease contracts in recent years.

We may experience unforeseen delays and expenses when fitting out and upgrading data centers, and the costs could be greater than anticipated.

As we attempt to grow our business, substantial management effort and financial resources are employed by us in fitting out new, and upgrading existing, data centers. In addition, we periodically upgrade and replace certain equipment at our data centers. We may experience unforeseen delays and expenses in connection with a particular client project or data center build-out. In addition, unexpected technological changes could affect customer requirements and we may not have built such requirements into our data centers and may not have budgeted for the financial resources necessary to build out or redesign the space to meet such new requirements. Furthermore, the redesign of existing space is difficult to implement in practice as it normally requires moving existing customers. Although we have budgeted for expected build-out and equipment expenses, additional expenses in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, unexpected technological changes and increases in the price of equipment may negatively affect our business, financial condition and results of operations.

No assurance can be given that we will complete the build-out of new data centers or expansions of existing data centers within the proposed timeframe and cost parameters or at all. Any such failure could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and we may not be able to compete successfully against current and future competitors.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation. Many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

While not currently a direct competitive threat to us, wholesale providers of data center space might change their business plan to compete with us directly or open new data centers, thus making large amounts of capacity available at a single point in time and facilitating the entry into the market or expansion of our direct competitors. Wholesale providers of data center space may compete with us for the acquisition of new sites, thereby increasing the average rental prices for suitable sites.

In addition, corporations that have already invested substantial resources in in-house data center operations may be reluctant to outsource these services to a third party, or may choose to acquire space within a wholesale provider’s data center, which would allow them to manage the equipment themselves. If existing customers were to conclude that they could provide the same service in-house at a lower cost, with greater reliability, with increased security or for other reasons, they might move such services in-house and we would lose customers and business.

We may also see increased competition for data center space and customers from wholesale data center providers, such as large real estate companies. Rather than leasing available space to large single tenants, real estate companies, including certain of our landlords, may decide to convert the space instead to smaller square foot units designed for multitenant colocation use. In addition to the risk of losing customers to wholesale data center providers, this could also reduce the amount of space available to us for expansion in the future. As a result of such competition, we could suffer from downward pricing pressure and the loss of customers (and potential customers), which would have a material adverse effect on our business, financial condition and results of operations.

Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to take space in one of our data centers typically involves a significant commitment of resources by us and by potential customers, who often require internal approvals. In addition, some customers will be reluctant to commit to locating in our data centers until they are confident that the data center has adequate available carrier connections and network density. As a result, we may have a long sales cycle lasting anywhere from three months for smaller customers to periods in excess of one year for some of our larger customers. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue.

The slowdown in global economies and their delayed recovery may further impact this long sales cycle by making it extremely difficult for customers to accurately forecast and plan future business activities. This could cause customers to slow spending, or delay decision-making, on our services, which would delay and lengthen our sales cycle.

Delays due to the length of our sales cycle may have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

The operation of each of our data centers requires an extremely large amount of power and we are among the largest power consumers in certain cities in which we operate data centers. We cannot be certain that there will be adequate power in all of the locations in which we operate, or intend to open additional data centers. We attempt to limit exposure to system downtime caused by power outages by using back-up generators and uninterrupted power supply systems; however, we may not be able to limit our exposure entirely even with these protections in place. We also cannot guarantee that the generators will always provide sufficient power or restore power in time to avoid loss of or damage to our customers’ and our equipment. Any loss of services or damage to equipment resulting from a temporary loss of or reduction in power at any of our data centers could harm our customers, reduce customers’ confidence in our services, impair our ability to attract new customers and retain existing customers, and result in us incurring financial obligations to our customers as they might be eligible for service credits pursuant to their service level agreements with us. Our customers may also seek damages from us.

In addition, we are susceptible to fluctuations in power costs in all of the locations in which we operate. Clients have two options with respect to power usage. They can either (i) pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) pay for their actual power usage in arrears on a metered basis. While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered or recovered in a delayed fashion based on commercial reasons and as a result, may have a negative impact on our results of operations.

Although we have not experienced any power outages that have had a material impact on our financial condition in the past, power outages or increases in the cost of power to us could have a material adverse effect on our business, financial condition and results of operations.

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

In each of our markets, we rely on third parties to provide a sufficient amount of power for current and future customers. Power and cooling requirements are generally growing on a per customer basis. Some of our customers are increasing and may continue to increase their use of high-density electrical power equipment, such as blade servers, which can significantly increase the demand for power per customer and cooling requirements for our data centers. Future demand for electrical power and cooling may exceed the designed electrical power and cooling infrastructure in our data centers. As the electrical power infrastructure is typically one of the most important limiting factors in our data centers, our ability to utilize available space fully may be limited. This, as well as any inability to secure sufficient power resources from third-party providers, could have a negative impact on the effective available capacity of a given data center and limit our ability to grow our business.

The ability to increase the power capacity or power infrastructure of a data center, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability and willingness to provide additional power, the length of time required to provide that power and/or whether it is feasible to upgrade the electrical infrastructure and cooling systems of a data center to deliver additional power to customers.

The availability of sufficient power may also pose a risk to the successful development of future data centers. In cities where we intend to open new data centers, we may face delays in obtaining sufficient power to operate our data centers. Our ability to secure adequate power sources will depend on several factors, including whether the local power supply is at or close to its limit, whether new connections for our data center would require the local power company to install a new substation or feeder and whether new connections for our data center would increase the overall risks of blackouts or power outages in a given geographic area.

If we are unable to utilize fully the physical space available within our data centers or successfully develop additional data centers or expand existing data centers due to restrictions on available electrical power or cooling, we may be unable to accept new customers or increase the services provided to existing customers, which may have a material adverse effect on our business, results of operations and financial condition.

A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

The majority of our initial customer contracts are entered into on a fixed-term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. As at December 31, 2012, 39% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at March 31, 2013, we had €27.3 million of recognized and €1.5 million of unrecognized, net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

Our operating results have fluctuated in the past and may continue to fluctuate in the future, due to a variety of factors, which include:

•	A demand for our services;

•	competition from other data center operators;

•	the cost and availability of power;

•	the introduction of new services by us and/or our competitors;

•	data center expansion by us and/or our competitors;

•	changes in our pricing policies and those of our competitors;

•	a change in our customer retention rates;

•	economic conditions affecting the Internet, telecommunications and e-commerce industries; and

•	changes in general economic conditions.

Any of the foregoing factors, or other factors discussed elsewhere in this report, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues during the past three financial years, this growth rate is not necessarily indicative of future operating results. In addition, a relatively large portion of our expenses cannot be reduced in the short-term, particularly personnel and property costs and part of our power costs, which means that our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future periods may fail to meet the expectations of securities analysts or investors.

We are dependent on third-party suppliers for equipment, technology and other services.

We contract with third parties for the supply of equipment (including generators, UPS systems and cabinet equipment) on which we are dependent to operate our business. Poor performance by, or any inability of, our suppliers to provide necessary equipment, products, services and maintenance could have a negative effect on our reputation and harm our business.

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

Our success depends upon our ability to attract, retain and motivate highly-skilled employees, including the data center personnel who are integral to the establishment and running of our data centers, as well as sales and marketing personnel who play a large role in attracting and retaining customers. Due to several factors, including the rapid growth of the Internet, there is aggressive competition for experienced data center employees. We compete intensely with other companies to recruit and hire from this limited pool. In addition, the training of new employees requires a large amount of our time and resources. If we cannot attract, train and retain qualified personnel, we may be unable to expand our business in line with our strategy, compete for new customers or retain existing customers, which could cause our business, financial condition and results of operations to suffer.

Our future performance also depends to a significant degree upon the continued contributions of our senior management team. The loss of any member of our senior management team could significantly harm us. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our Company. There can be no assurance that we would be able to locate or employ such personnel on acceptable terms or on a timely basis.

Our failure to maintain competitive compensation packages, including equity incentives, may be disruptive to our business. If one or more of our key personnel resigns from our Company to join or form a competitor, the loss of such personnel and any resulting loss of existing or potential customers to any such competitor could harm our business, financial condition and results of operations. In addition, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by departed personnel.

Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable and secure services. A number of factors may disrupt our ability to provide services to our customers, including:

•	human error;

•	power loss;

•	physical or electronic security breaches;

•	terrorist acts;

•	interruptions to the fiber network;

•	hardware and software defects;

•	fire, earthquake, flood and other natural disasters;

•	improper maintenance by our landlords; and

•	sabotage and vandalism.

Disruptions at one or more of our data centers, whether or not within our control, could result in service interruptions or significant equipment damage, leading to significant costs and revenue reductions. See “—Risks Related to our Industry—Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.” The occurrence of any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

We may need to refinance our outstanding debt.

We may also need to refinance a portion of our outstanding debt as it matures, such as the mortgages with quarterly repayment schedules and our PAR 7 financial lease obligation due in 2019. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations.

Our insurance may not be adequate to cover all losses.

The insurance we maintain covers material damage to property, business interruption and third-party liability. This insurance contains limitations on the total coverage for damage due to catastrophic events, such as flooding or terrorism. In addition, there is an overall cap on our general insurance coverage per data center in any one year. There is, therefore, a risk that if one or more data centers were damaged, the total amount of the loss would not be recoverable by us.

Also, our insurance policies include customary exclusions, deductibles and other conditions that could limit our ability to recover losses. In addition, some of our policies are subject to limitations involving co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss that is uninsured or that exceeds policy limits, or if customers consider that there is a significant risk that such an event will occur, this may negatively affect our reputation, business, financial condition and results of operations.

Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our level of service. Our inability to provide services consistent with these guarantees may lead to large losses for our customers, who consequently may be entitled to service credits for their accounts or to terminate their relationship with us. We have issued service credits to customers in the past due to our failure to meet service level commitments and we may do so in the future. We cannot be sure that our customers will accept these service credits as compensation in the future. Our failure or inability to meet a customer’s expectations or any deficiency in the services we provide to customers could result in a claim against us for substantial damages. Provisions contained in our agreements with customers attempting to limit damages, including provisions to limit liability for damages, may not be enforceable in all instances or may otherwise fail to protect us for liability damages.

We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers.

One of our key service offerings is our high level of physical premises security. Many of our customers entrust their key strategic IT services and applications to us due, in part, to the level of security we offer. If anyone is able to breach our security, they could physically damage our and our customers’ equipment and/or misappropriate either our proprietary information or the information of our customers or cause interruptions or malfunctions in our operations.

There can be no assurance that the security of any of our data centers will not be breached or the equipment and information of our customers put at risk. Any security breach could have a serious effect on our reputation and could prevent new customers from choosing our services and lead to customers terminating their contracts early and seeking to recover losses suffered, which could have a material adverse effect on our business, financial condition and results of operations. We may incur significant additional costs to protect against physical premises security breaches or to alleviate problems caused by such breaches.

We face risks relating to foreign currency exchange rate fluctuations.

Our reporting currency for purposes of our financial statements is the euro. We also, however, earn revenues and incur operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish krona and US dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we cannot currently predict.

The European debt crisis and slowdown and delayed recovery in the global financial markets could continue to have an adverse effect on our business and our financial condition. If the market conditions continue to remain weak or uncertain, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also lengthen as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

Additionally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our ability to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Acquisitions, business combinations and other transactions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction and such transactions may alter our financial or strategic goals.

We have evaluated, and expect to continue to evaluate, potential strategic combinations and acquisitions and other transactions. We may enter into transactions like these at any time, or discussions concerning such transactions, which may include combinations with other companies or businesses, acquisitions of us by third parties, including potential strategic and financial acquirers and acquisitions by us of businesses, products, services or technologies that we believe to be complementary. These potential transactions expose us to several potential risks, including:

•

the possible disruption of our ongoing business and diversion of management’s attention by acquisition, transition and integration activities and/or entering into discussions that do not result in a transaction;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition or investment;

•	the possibility that we may not be able to successfully integrate acquired businesses, or businesses in which we invest, or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions or business combinations may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•	the dilution of our existing stockholders as a result of any such transaction that involves issuance of stock;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices or with respect to any business combination with a new party;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of a transaction may not be available on acceptable terms or at all;

•

the possibility governmental approvals under antitrust and competition laws required to complete a transaction may not be obtained on a timely basis or at all, which could, among other things, delay or prevent the completion of a transaction, or limit the ability to realize the expected financial or strategic benefits of a transaction or have other adverse effects on our current business and operations;

•	the possibility of loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•

the possibility of litigation or other claims in connection with or as a result of a transaction including claims from terminated employees, customers, former or current stockholders or other third parties;

•

the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable; and

•	the possibility that there will not be sufficient customer demand to realize expected returns on these transactions.

We may pay for future acquisitions by using our existing cash resources (which may limit other potential uses of our cash), incurring additional debt (which may increase our interest expense, leverage and debt service requirements) and/or issuing shares (which may dilute our existing stockholders and have a negative effect on our earnings per share). The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We focus on the development of communities of interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as network providers, cloud and managed service providers, financial services, enterprises and digital media and distribution. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and thus be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

Consolidation may have a negative impact on our business model.

If customers combine businesses, they may require less colocation space, which could lead to churn in our customer base. Competitors in some of our markets may also consolidate, which can make it more difficult for us to compete. Consolidation of our customers and/or our competitors may present a risk to our business model and have a negative impact on our revenues.

Risks Related to our Industry

The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

The European data center industry has previously suffered from overcapacity. For example, certain Internet-based customers have previously contracted to use more space than necessary to meet their needs and in the periods following adverse market conditions, the number of Internet-related business failures increased significantly, resulting in high levels of customer churn due to the termination or non-renewal of contracts.

A substantial increase in the supply of new data center capacity in the European data center market and/or a general decrease in demand, or in the rate of increase in demand, for data center services could have an adverse impact on industry pricing and profit margins. If there is insufficient customer demand for data center services, our business, financial condition and operating results would be adversely affected.

If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

The Internet and telecommunications industries are characterized by rapidly changing technology, evolving industry standards and changing customer needs. Accordingly, our future success will depend, in part, on our ability to meet the challenge of these changes. Among the most important challenges that we may face are the need to: continue to develop our strategic and technical expertise, influence and respond to emerging industry standards and other technological changes, enhance our current services and develop new services that meet changing customer needs.

All of these challenges must be met in a timely and cost-effective manner. Some of our competitors may have greater financial resources, which would allow them to react better or more quickly to changes than we may be able to. We may not effectively meet these challenges as rapidly as our competitors or at all and our failure to do so could harm our business.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

Due to the high volume of important data that passes through data centers, there is a real risk that terrorists seeking to damage financial and technological infrastructure view data centers generally, and those in concentrated areas specifically, as potential targets. These factors may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business, financial condition and results of operations if we were unable to pass such costs on to our customers. These circumstances may also adversely affect the ability of companies, including us, to raise capital. We may not have adequate property and liability insurance to cover terrorist attacks.

In addition, we depend heavily on the physical infrastructure (particularly as it relates to power) that exists in the markets in which we operate. Any damage to such infrastructure, particularly in the major European markets such as Amsterdam, Frankfurt, London and Paris, where we derive a substantial amount of our revenue and which are likely to be more prone to terrorist activities, may materially and adversely affect our business.

Our carrier neutral business model depends on the presence of numerous telecommunications carrier networks in our data centers.

The presence of diverse telecommunications carriers’ fiber networks in our data centers is critical to our ability to retain and attract new customers. We are not a telecommunications carrier and as such we rely on third parties to provide our non-carrier customers with carrier services. We cannot assure you that the carriers operating within our data centers will not cease to do so. For example, as a result of strategic decisions or consolidations, some carriers may decide to downsize or terminate connectivity within our data centers, which could have an adverse effect on our business, financial condition and results of operations.

We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims, as well as reputational damage, based on the nature and content of the materials disseminated from our data centers, including on the grounds of allegations of the illegality of certain activities carried out by customers through their equipment located in our data centers. For example, lawsuits may be brought against us claiming that content distributed by our customers may be regulated or banned. Our general liability insurance may not cover any such claim or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial emails (“spam”), which may be viewed as offensive by recipients, from servers hosted at our data centers to a number of people, typically to advertise products or services. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to spam. Although our contracts with our customers prohibit them from spamming, there can be no assurance that customers will not engage in this practice, which could subject us to claims for damages, damage our reputation and have a material adverse effect on our business.

Risks Related to Regulation

Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce, across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

Laws and governmental regulations governing Internet-related services, related communications services and information technology and electronic commerce continue to evolve. This is true across the various European countries in which we operate. In particular, the laws regarding privacy and those regarding gambling and other activities that certain countries deem illegal are continuing to evolve.

Changes in laws or regulations (or the interpretation of such laws or regulations) or national or EU policy affecting our activities and/or those of our customers and competitors, including regulation of prices and interconnection arrangements, regulation of access arrangements to types of infrastructure, regulation of privacy requirements through the protection of personal data and regulation of activity considered illegal through rules affecting data center and managed service providers could materially adversely affect our results by decreasing revenue, increasing costs or impairing our ability to offer services.

The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and technological equipment, the maintenance of warehouse facilities and the generation and use of electricity. Certain of these laws and regulations are capable of imposing liability for the entire cost of the investigation and remediation of contaminated sites, without regard to fault or the lawfulness of the disposal activity, on former owners and operators of real property and persons who have disposed of or released hazardous substances at any location. Compliance with these laws and regulations could impose substantial ongoing compliance costs and operating restrictions on us.

Hazardous substances or regulated materials of which we are not aware may be present at data centers leased and operated by us. If any such contaminants are discovered at our data centers, we may be responsible under applicable laws, regulations or leases for any required removal or clean-up or other action at substantial cost.

Our facilities contain tanks and other containers for the storage of diesel fuel and significant quantities of lead acid batteries to provide back-up power. We cannot guarantee that our environmental compliance program will be able to prevent leaks or spills in these or other technical installations.

In addition, as a consumer of substantial amounts of electricity, we are affected by the CRC Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order entered into force on May 20, 2013. The Scheme applies to organizations that have at least one settled half hourly meter and that also consume over 6000 MWh per year of half-hourly metered electricity in the qualification year for the relevant phase (which for the first phase of the Scheme was calendar year 2008). Qualifying organizations have to comply with the Scheme or face criminal and civil penalties. Participants are required to purchase emissions allowances from the UK Government to cover CRC emissions from energy supplies for which they are responsible in each year of the Scheme. Allowances equal to the quantity of CRC emissions for the relevant energy supplies from 2011-2012 compliance period had to be surrendered by 28 September 2012. The cost of the allowances for the initial period of the Scheme is £12 per tonne CO2, although the cost of each allowance will increase in the later years of the Scheme. The UK Government has announced that in the 2014-2015 compliance period, the price of allowances will rise to £16 per tonne of CO2 and from the 2015-2016 compliance period, the price will rise in line with the retail prices index. In Phase 2 of the Scheme, there will be two fixed price allowance sales for each compliance year, with no cap. In the 2012 Autumn Statement, the UK Chancellor announced that the tax element of the scheme will be a high priority for removal when public finances allow. It is unclear what this means, but it could result in the termination of allowance sales completely or the reinstatement of the revenue recycling element of the Scheme. Potential impacts of the Scheme on our data centers in the UK include the costs associated with improving energy efficiency in order to reduce electricity consumption and hence costs of allowances and the administrative and compliance costs of participating in the Scheme.

The Scheme has been simplified by the UK Government in an effort to reduce participants’ administrative costs, and measures to be introduced include assessing qualification on the basis of supplies through settled half-hourly meters only, abolishing the Performance League Table from 2013 (although the Environment Agency will still publish participants’ aggregated energy use and emissions data) and disapplying the Scheme’s supply rules to climate change agreement facilities and EU ETS installations. The Government has also said it will review the effectiveness of the Scheme in 2016.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC) and the Energy Efficiency Directive (Directive 2012/27/EC). It is possible that the resulting legislation will mean that service providers, including us, that consume energy could incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Doha climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012 and the 2012 Doha Conference. It is expected that these commitments may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and unaudited interim financial statements and notes thereto. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and “Risk Factors.” All forward-looking statements in this report are based on information available to us as of the date of this report and we assume no obligation to update any such forward- looking statements.

Overview

We are a leading carrier and cloud neutral colocation data center services provider in Europe. Our core offering is carrier and cloud neutral colocation services, which we sell to approximately 1,300 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering is carrier and cloud neutral colocation services, which includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. Our carrier and cloud neutral colocation services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and deliver our services through 34 data centers in 11 countries strategically located in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam, which are the main data center markets in Europe. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

For the year ended December 31, 2012 our revenue, operating profit and adjusted EBITDA were €277.1 million, €65.2 million and €115.0 million, respectively. For the three months ended March 31, 2013, our revenue, operating profit and adjusted EBITDA were €74.4 million, €16.8 million and €31.7 million, respectively. Our revenue and adjusted EBITDA have grown every quarter since the fourth quarter of 2006, representing 26 consecutive quarters of growth.

Our data centers house connections to more than 450 individual carriers and Internet service providers and 18 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, managed services providers (including cloud service providers), enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier and cloud neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications. If the global economy’s recovery stalls or is reversed, global IP traffic may grow at a lesser rate, which could lead to a slowdown in the increase in demand for our services.

Our ability to meet the demand for high quality carrier and cloud neutral colocation data center services depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier and cloud neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring Revenue has consistently represented over 90% of our total revenue. Our contracted Recurring Revenue model together with low levels of Average Monthly Churn provide significant predictability of future revenue.

Revenue

We enter into contracts with our customers for initial terms of generally three to five years, with annual price escalators and with automatic one-year renewals after the end of the initial term. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services and, in the case of cabinets, fixed amounts of power pre- purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), billed monthly in arrears, or fees for services such as remote hands and eyes support, billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of March 31, 2013 and 2012.

	As of March 31,
	2013	2012
	(€’000)
Within 1 year	204,244	185,112
Between 1 to 5 years	241,704	230,967
After 5 years	101,588	103,630

Total	547,536	519,709

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components of revenue and if necessary applies individual recognition treatment, in which revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage and are generally matched with the corresponding costs.

Other services revenue, including managed services, connectivity and customer installation services, including equipment sales, are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature are non-recurring, are presented as non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Recurring Revenue comprises revenue that is incurred monthly from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of March 31, 2013 we employed 410 full-time equivalent employees: 224 in operations and support; 92 in sales and marketing; and 94 served in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2010, 2011 and 2012, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

Our customers’ equipment consumes significant amounts of power and generates heat. In recent years the amount of power consumed by an individual piece of equipment, or power density, has increased as processing capacity has increased. In maintaining the correct environmental conditions for the equipment to operate most effectively, our cooling and air conditioning infrastructure also consume significant amounts of power. Our power costs are variable and directly dependent on the amount of power consumed by our customers’ equipment. Our power costs also increase as the Utilization Rate of a data center increases. Increases in power costs due to increased usage by our customers are generally matched by corresponding increases in power revenues.

The unit price we pay for our power also has an impact on our power costs. We generally enter into contracts with local utility companies to purchase power at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to allow us to recover increases in the unit price we pay.

Except for two of our Paris data centers (PAR3 and PAR5), acquired in December 2011, the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

Larger increases in our property costs occur when we bring new data centers into service. Bringing new data centers into service also has the effect of temporarily reducing our overall Utilization Rate while the utilization of the new data center increases as we sell to customers.

In addition, we enter into annual maintenance contracts with our major plant and equipment suppliers. This cost increases as new maintenance contracts are entered into in support of new data center operations.

Operating Leverage

Due to the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization Rate at existing data centers increases. Our margins and the rate of margin expansion will vary based upon the scope and scale of our capacity expansions, which affects our overall Utilization Rate.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they have been used in our financial covenants in the Existing Revolving Credit Facility, will be used in our financial covenants in the New Revolving Credit Facility and are measures that will be used to make certain calculations under the Indenture. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently, than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

Onerous lease contracts are those in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. Provisions for these leases are based upon the present value of the future contracted payout under these leases, and movements in the provision for onerous lease contracts are reflected on our income statement. We sublease portions of these unused sites to third parties and treat the income from these subleases as other income.

The provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. We refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. For the first quarter of 2013, the major components of net finance expense consisted of interest expense of €6.2 million and interest income of €0.1 million. For the first quarter of 2012, the major components of net finance expense consisted of interest expense of €4.2 million and interest income of €0.2 million. The increase in net finance expense for the three months ended March 31, 2013 was due primarily to lower capitalization of borrowing costs during construction. We capitalized €0.7 million of borrowing costs in the first three months of 2013 and €2.4 million in the first three months of 2012. For the full year 2012, the major components of net finance expense consisted of interest expense of €17.2 million and interest income of €0.9 million. For the full year 2011, the major components of net finance expense consisted of interest expense of €23.9 million and interest income of €2.3 million. The decrease in net finance expense for the year ended December 31, 2012 was due primarily to the increased capitalization of borrowing costs during the period of construction of new data center space. We capitalized €9.2 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2012 and €2.6 million in the year ended December 31, 2011. For the year 2010, the major components of net finance expense consisted of interest expense of €18.8 million and a €10.2 million one-time write off of costs associated with the refinancing in February 2010 together with an unwinding of interest on provisions that had been discounted to their present value at initial recognition.

We fund the expansion programs within operating entities principally through intra-group loans. Exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21.

We discuss our capital expenditures, including intangible assets and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As at December 31, 2012 we have recognized most of our tax loss carry forwards. We will continue to recognize the remaining deferred tax loss carry forwards progressively as we become profitable in the respective jurisdictions. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure, including intangible assets is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the three months ended March 31, 2013 and 2012:

	Three months ended March, 31
	2013	2012
	(€’000, except per share amounts)
Revenue	74,379	65,812
Cost of sales	(29,615)	(26,499)
Gross profit	44,764	39,313
Other income	123	118
Sales and marketing costs	(5,495)	(4,850)
General and administrative costs
Depreciation, amortization and impairments	(14,011)	(9,655)
Share-based payments	(1,009)	(739)
Other general and administrative costs	(7,596)	(7,127)

General and administrative costs	(22,616)	(17,521)

Operating profit	16,776	17,060
Net finance expense	(6,451)	(4,435)

Profit before taxation	10,325	12,625
Income tax expense	(3,355)	(3,929)

Profit for the year attributable to shareholders	6,970	8,696

Basic earnings per share	0.10	0.13
Adjusted EBITDA(1)	31,673	27,336

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

The following table presents our operating results for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
	(€’000, except per share amounts)
Revenue	277,121	244,310	208,379
Cost of sales	(113,082)	(101,766)	(91,154)

Gross profit	164,039	142,544	117,225
Other income	463	487	425
Sales and marketing costs	(20,100)	(17,680)	(15,072)
General and administrative costs
Depreciation, amortization and impairments	(43,993)	(35,552)	(31,108)
Share-based payments	(5,488)	(2,736)	(1,684)
(Increase)/decrease in provision for onerous lease contracts	(838)	(18)	(150)
IPO transaction costs	—	(1,725)	—
Other general and administrative costs	(28,924)	(27,227)	(22,950)

General and administrative costs	(79,243)	(67,258)	(55,892)

Operating profit	65,159	58,093	46,686
Net finance expense	(17,746)	(22,784)	(29,444)

Profit before taxation	47,413	35,309	17,242
Income tax expense	(15,782)	(9,737)	(2,560)

Profit for the year attributable to shareholders	31,631	25,572	14,682

Basic earnings per share	0.47	0.40	0.33
Adjusted EBITDA(1)	115,015	97,637	79,203

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

The following table presents our operating results as a percentage of revenues for the three months ended March 31, 2013 and 2012:

	Three months ended March, 31
	2013	2012
Revenue	100%	100%
Cost of sales	(40)	(40)

Gross profit	60	60
Other income	0	0
Sales and marketing costs	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(19)	(15)
Share-based payments	(1)	(1)
Other general and administrative costs	(10)	(11)

General and administrative costs	(30)	(27)

Operating profit	23	26
Net finance expense	(9)	(7)

Profit before taxation	14	19
Income tax expense	(5)	(6)

Profit for the year attributable to shareholders	9%	13%

Adjusted EBITDA margin*	43%	42%

*	References are to the footnotes above.

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Revenue	100%	100%	100%
Cost of sales	(41)	(42)	(44)

Gross profit	59	58	56
Other income	0	0	0
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(16)	(15)	(15)
Share-based payments	(2)	(1)	(1)
(Increase)/decrease in provision for onerous lease contracts	(0)	(0)	(0)
IPO transaction costs	0	(1)	0
Other general and administrative costs	(10)	(11)	(11)

General and administrative costs	(29)	(28)	(27)

Operating profit	24	24	22
Net finance expense	(6)	(9)	(14)

Profit before taxation	17	14	8
Income tax expense	(6)	(4)	(1)

Profit for the year attributable to shareholders	11%	10%	7%

Adjusted EBITDA margin*	42%	40%	38%

*	References are to the footnotes above

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Three months ended March, 31
	2013	2012
	(€’000)
Profit for the year attributable to shareholders	6,970	8,696
Income tax expense	3,355	3,929

Profit before taxation	10,325	12,625
Net finance expense	6,451	4,435

Operating profit	16,776	17,060
Depreciation, amortization and impairments	14,011	9,655

EBITDA	30,787	26,715
Share-based payments	1,009	739
Increase/(decrease) in provision for onerous lease contracts(a)	—	—
IPO transaction costs(b)	—	—
Income from sub-leases on unused data center sites	(123)	(118)

Adjusted EBITDA*	31,673	27,336

*	References are to the footnotes above.
(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(€’000)
Profit for the year attributable to shareholders	31,631	25,572	14,682
Income tax expense	15,782	9,737	2,560

Profit before taxation	47,413	35,309	17,242
Net finance expense	17,746	22,784	29,444

Operating profit	65,159	58,093	46,686
Depreciation, amortization and impairments	43,993	35,552	31,108

EBITDA	109,152	93,645	77,794
Share-based payments	5,488	2,736	1,684
Increase/(decrease) in provision for onerous lease contracts*	838	18	150
IPO transaction costs*	—	1,725	—
Income from sub-leases on unused data center sites	(463)	(487)	(425)

Adjusted EBITDA*	115,015	97,637	79,203

*	References are to the footnotes above.

The following tables set forth some of our key performance indicators as of the dates indicated:

	As of December 31,			March 31,
	2012	2011	2010	2013	2012
Equipped Space (square meters)(1)	74,000	62,800	61,000	78,100	64,800
Utilization Rate(2)	76%	75%	72%	73%	73%

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Three Months Ended March 31, 2013 and 2012

Our revenue for the three months ended March 31, 2013 and 2012 was as follows:

	Three months ended March 31				Change
	2013	%	2012	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	70,956	95	62,279	95	8,677	14
Non-recurring revenue	3,423	5	3,533	5	(110)	(3)

	74,379	100	65,812	100	8,567	13

Revenue increased to €74.4 million for the three months ended March 31, 2013 from €65.8 million for the three months ended March 31, 2012, an increase of 13%. Recurring revenue increased by 14% and non-recurring revenue decreased by 3% from the three months ended March 31, 2012 to the three months ended March 31, 2013. The period over period growth in recurring revenue was primarily the result of an increase of approximately 9,500 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €29.6 million for the three months ended March 31, 2013 from €26.5 million for the three months ended March 31, 2012, an increase of 12%. Cost of sales was 40% of revenue for each of the three months ended March 31, 2013 and March 31, 2012. The increase in cost of sales was due to an increase in revenues with stable gross margins. Equipped Space increased by approximately 4,100 square meters during the three months ended March 31, 2013 as a result of new openings in Frankfurt, London, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as a result of the operating leverage of the business. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €5.5 million for the three months ended March 31, 2013 from €4.9 million for the three months ended March 31, 2012, an increase of 13%. Sales and marketing costs were 7% of revenue for each of the three months ended March 31, 2013 and March 31, 2012.

The increase in sales and marketing costs was primarily a result of an increase of headcount, higher compensation and sales commissions.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments and other general and administrative costs.

Depreciation, amortization and impairments increased to €14.0 million for the three months ended March 31, 2013 from €9.7 million for the three months ended March 31, 2012, an increase of 45%. Depreciation, amortization and impairments was 19% of revenue for the three months ended March 31, 2013 and 15% for the three months ended March 31, 2012. The increase was a result of the 13,300 sqm of new Equipped Space which has come on line since March 31, 2012.

In determining Adjusted EBITDA we add back share-based payments. For the three months ended March 31, 2013 we recorded share-based payments of €1.0 million, a 37% increase from the three months ended March 31, 2012. The increase was primarily due to new grants. We also adjust for income from sub-leases on unused data center sites, which amounted to €0.1 million for the three months ended March 31, 2013 and 2012.

Other general and administrative costs increased to €7.6 million for the three months ended March 31, 2013 from €7.1 million for the three months ended March 31, 2012, an increase of 7%. Other general and administrative costs were 10% of revenue for the three months ended March 31, 2013 and 11% for the three months ended March 31, 2012. The relative decrease in the other general and administrative costs was due to operating leverage of our business. The absolute increase in other general and administrative costs was due to an increase of personnel and higher compensation.

Net Finance Expense

Net finance expense increased to €6.5 million for the three months ended March 31, 2013 from €4.4 million for the three months ended March 31, 2012, an increase of 45%. Net finance expense was 9% of revenue for the three months ended March 31, 2013 and 7% of revenue for the three months ended March 31, 2012. The increase in net finance expense for the three months ended March 31, 2013 was due primarily to the decreased capitalization of borrowing costs during the period of construction of new data center space.

We capitalized €0.7 million of borrowing costs in the three months ended March 31, 2013 and €2.4 million in the three months ended March 31, 2012.

Income Taxes

Income tax expense was €3.4 million for the three months ended March 31, 2013 compared to €3.9 million for the three months ended March 31, 2012. Income tax expense was 5% of revenue for the three months ended March 31, 2013 and 6% of revenue for the three months ended March 31, 2012. The decrease in income tax expenses was primarily due to a lower profit before taxation.

We recorded current tax expenses of €2.1 million for the three months ended March 31, 2013 and €1.5 million for the three months ended March 31, 2012. We recorded deferred tax expense of €1.3 million for the three months ended March 31, 2013 and €2.5 million for the three months ended March 31, 2012.

Years Ended December 31, 2012 and 2011

Revenue

Our revenue for the years ended December 31, 2012 and 2011 was as follows:

	Year ended December 31,				Change
	2012	%	2011	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	259,249	94	228,328	93	30,921	14
Non-recurring revenue	17,872	6	15,982	7	1,890	12

	277,121	100	244,310	100	32,811	13

Revenue increased to €277.1 million for the year ended December 31, 2012 from €244.3 million for the year ended December 31, 2011, an increase of 13%. Recurring revenue increased by 14% and non-recurring revenue increased by 12% from the year ended December 31, 2011 to the year ended December 31, 2012. The period over period growth in recurring revenue was primarily the result of an increase of approximately 9,000 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €113.1 million for the year ended December 31, 2012 from €101.8 million for the year ended December 31, 2011, an increase of 11%. Cost of sales was 41% of revenue for the year ended December 31, 2012 and 42% for the year ended December 31, 2011. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.8 million in power costs, (ii) an increase of €2.8 million in higher installation and equipment costs and (iii) an increase of €2.5 million in compensation costs. Equipped Space increased by approximately 11,300 square meters during the year ended December 31, 2012 as a result of expansions to existing data centers in Amsterdam, Stockholm and Zurich and to the construction of new data centers in Amsterdam, Frankfurt, London, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €20.1 million for the year ended December 31, 2012 from €17.7 million for the year ended December 31, 2011, an increase of 14%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2012 and 2011.

The increase in sales and marketing costs was primarily a result of an increase of €2.4 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €44.0 million for the year ended December 31, 2012 from €35.6 million for the year ended December 31, 2011, an increase of 24%. Depreciation, amortization and impairments was 16% of revenue for the year ended December 31, 2012 and 15% for the year ended December 31, 2011. The increase was a result of new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2012 we recorded share-based payments of €5.5 million, an increase of 101% from the year ended December 31, 2011. The increase was primarily due to a new crisis wage tax payable by employers imposed by the Dutch Government. The wage tax included in share-based payments over options exercised in the year ended December 31, 2012 amounted to €1.5 million.

In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company reassessed and increased its provision by €0.8 million.

Other general and administrative costs increased to €28.9 million for the year ended December 31, 2012 from €27.2 million for the year ended December 31, 2011, an increase of 6%. Other general and administrative costs were 10% of revenue for the year ended December 31, 2012 and 11% for the year ended December 31, 2011. The increase in the other general and administrative costs was due to an increase of €1.7 million in compensation costs resulting from headcount growth.

Net Finance Expense

Net finance expense decreased to €17.7 million for the year ended December 31, 2012 from €22.8 million for the year ended December 31, 2011, a decrease of 22%. Net finance expense was 6% of revenue for the year ended December 31, 2012 and 9% of revenue for the year ended December 31, 2011. The decrease in net finance expense for the year ended December 31, 2012 was due primarily to the increased capitalization of borrowing costs during the period of construction of new data center space.

We capitalized €9.2 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2012 and €2.6 million in the year ended December 31, 2011.

Income Taxes

Income tax expense was €15.8 million for the year ended December 31, 2012 compared to €9.7 million for the year ended December 31, 2011. Income tax expense was 6% of revenue for the year ended December 31, 2012 and 4% of revenue for the year ended December 31, 2011. The increase in income tax expenses was primarily due to an increase in profit before tax and a lower benefit as a result of the recognition of previously unrecognized tax losses, €0.4 million in the year ended December 31, 2012 and €2.7 million benefit realized in the year ended December 31, 2011.

We recorded current tax expenses of €6.2 million for the year ended December 31, 2012 and €5.0 million for the year ended December 31, 2011. We recorded deferred tax expense of €9.6 million for the year ended December 31, 2012 and €4.7 million for the year ended December 31, 2011, arising from the net impact of the utilization of deferred tax assets on tax loss carry-forwards as well as the initial recognition of deferred tax assets on tax loss carry-forwards.

Years Ended December 31, 2011 and 2010

Revenue

Our revenue for the years ended December 31, 2011 and 2010 was as follows:

	Year ended December 31,				Change
	2011	%	2010	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	228,328	93	192,973	93	35,355	18
Non-recurring revenue	15,982	7	15,406	7	576	4

	244,310	100	208,379	100	35,931	17

Revenue increased to €244.3 million for the year ended December 31, 2011 from €208.4 million for the year ended December 31, 2010, an increase of 17%. Recurring revenue increased by 18% and non-recurring revenue increased by 4% from the year ended December 31, 2010 to the year ended December 31, 2011. The period over period growth in recurring revenue was primarily the result of an increase of approximately 3,400 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €101.8 million for the year ended December 31, 2011 from €91.2 million for the year ended December 31, 2010, an increase of 12%. Cost of sales was 42% of revenue for the year ended December 31, 2011 and 44% for the year ended December 31, 2010. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.5 million in power costs, (ii) an increase of €1.3 million in higher data center rent costs and (iii) an increase of €0.9 million in compensation costs. Equipped Space increased by approximately 1,800 square meters during the year ended December 31, 2011 as a result of expansions to existing data centers in Dublin, London and Vienna. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €17.7 million for the year ended December 31, 2011 from €15.1 million for the year ended December 31, 2010, an increase of 17%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2011 and 2010.

The increase in sales and marketing costs was primarily a result of an increase of €2.3 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts, IPO transaction costs and other general and administrative costs.

Depreciation, amortization and impairments increased to €35.6 million for the year ended December 31, 2011 from €31.1 million for the year ended December 31, 2010, an increase of 14%. Depreciation, amortization and impairments was 15% of revenue for each of the years ended December 31, 2011 and 2010. The increase was due to new data centers and data center expansions. The increase was partially offset by a reversal of impairment amounting to €0.8 million related to our Swedish data center.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2011 we recorded share-based payments of €2.7 million, an increase of 62% from the year ended December 31, 2010.

In determining Adjusted EBITDA we also add back the increase/(decrease) in provision for onerous lease contracts. In determining Adjusted EBITDA we also add back IPO transaction costs of €1.7 million incurred in the year ended December 31, 2011.

Other general and administrative costs increased to €27.2 million for the year ended December 31, 2011 from €23.0 million for the year ended December 31, 2010, an increase of 19%. Other general and administrative costs were 11% of revenue for each of the years ended December 31, 2011 and December 31, 2010. The increase in the other general and administrative costs resulted from an increase of €1.8 million in compensation costs associated with a growth in headcount and an increase of €1.3 million in expenses for professional services primarily due to higher public company cost such as the implementation of the Sarbanes-Oxley Act.

Net Finance Expense

Net finance expense for the year ended December 31, 2011 primarily consists of a €23.7 million net interest expense. Net finance expense decreased to €22.8 million for the year ended December 31, 2011 from €29.4 million for the year ended December 31, 2010, a decrease of 23%. Net finance expense was 9% of revenue for the year ended December 31, 2011 and 14% of revenue for the year ended December 31, 2010. The decrease in net finance expense for the year ended December 31, 2011 was due primarily to the one-off charges amounting to €10.2 million associated with the debt refinancing in the first quarter of 2010, which was partially offset by increased interest expense in 2011 due to the greater outstanding principal amount of the Senior Secured Notes as result of the €60.0 million bond tap in November 2010.

We capitalized €2.6 million of finance expense to construction in progress during the year ended December 31, 2011 and €2.0 million during the year ended December 31, 2010.

Income Taxes

Income tax expense was €9.7 million for the year ended December 31, 2011 compared with €2.6 million for the year ended December 31, 2010. Income tax expense was 4% of revenue for the year ended December 31, 2011 and 1% of revenue for the year ended December 31, 2010.

We recorded current tax expenses of €5.0 million for the year ended December 31, 2011 and €1.8 million for the year ended December 31, 2010. We recorded deferred tax expense of €4.7 million for the year ended December 31, 2011 and €0.7 million for the year ended December 31, 2010, arising from the net impact of the utilization of deferred tax assets in connection with tax loss carry-forwards as well as the initial recognition of deferred tax assets on loss carry-forwards.

Liquidity and Capital Resources

As of March 31, 2013, our total borrowings consisted of (i) the 9.50% Senior Secured Notes due 2017, (ii) other borrowings and finance lease obligations totaling €22.0 million and (iii) mortgages totaling €20.0 million.

The borrowing requirements of the company are not subject to significant seasonality. Under our New Revolving Credit Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for the mortgages on the AMS 6 leasehold property and PAR3 and PAR5 leasehold properties. The AMS6 mortgage is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. The PAR3 and PAR5 mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 240 to 280 basis points. However, approximately 75% of the outstanding principal amount under the PAR3 and PAR5 mortgages is hedged for a period of 10 years.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the three months ended March 31, 2013 we invested €32.8 million in property, plant and equipment (€30.9 million) and intangible assets (€1.9 million), of which €30.0 million was attributed to the acquisition of data-center-related assets and the remainder was attributed to maintenance and other capital expenditures. In the three months ended March 31, 2012 we invested €61.1 million in property, plant and equipment (€59.7 million) and intangible assets (€1.4 million), of which €58.4 million was attributed to the acquisition of data center-related assets and the remainder to maintenance and other capital expenditures.

In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million), of which €164.7 million, including acquisition of AMS 6 data center (€7.5 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2011 we invested €162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million), of which €145.7 million, including acquisition of PAR3 and PAR 5 data centers (€19.1 million), was attributed to expansion capital expenditures and the remainder to maintenance and other capital expenditures. In the year ended December 31, 2010, we invested €100.4 million in property, plant and equipment (€98.2 million) and intangibles (€2.2 million). Intangible assets include investments in power grid rights and software development.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of March 31, 2013, we had €60.5 million of cash and cash equivalents of which €4.8 million was restricted cash, mostly denominated in euro. Restricted cash is held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. As of December 31, 2012 we had €68.7 million of cash and cash equivalents of which €5.0 million was restricted cash, mostly denominated in euro.

As of March 31, 2013 our €60.0 million Existing Revolving Credit Facility remained undrawn.

Our primary source of cash is from our financing activities and customer collections. A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries that cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

Sources and Uses of Cash for the Three Months Ended March 31, 2013 and 2012

	Three months period ended March 31,
	2013	2012
	(€’000)
Cash generated from operations	23,595	25,419
Net cash flows from operating activities	13,413	14,882
Net cash flows used in investing activities	(32,789)	(61,874)
Net cash flows from financing activities	11,219	2,493

Net cash flows from operating activities

The decreases in net cash flows from operating activities in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 were primarily due to decreased VAT and tax payables in the normal course of business as a result of timing.

Net cash flows from investing activities

The decreases in net cash used in investing activities in the three months ended March 31, 2013 and March 31, 2012 were primarily due to timing and relatively smaller projects under construction.

Net cash flows from financing activities

The increases in net cash flows from financing activities during the three months ended March 31, 2013 were principally the result of the €10.0 million gross proceeds from the PAR3 and PAR5 mortgages and the €1.6 million proceeds from the exercise of options.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of March 31, 2013 of our debt as it becomes due, and to complete our publicly announced expansion projects.

Sources and Uses of Cash for the Years Ended December 31, 2012, 2011 and 2010

	Year ended December 31,
	2012	2011	2010
	(€’000)
Cash generated from operations	111,701	90,048	85,308
Net cash flows from operating activities	89,082	64,043	74,379
Net cash flows used in investing activities	(179,105)	(161,011)	(100,164)
Net cash flows from financing activities	15,883	140,330	92,748

Net cash flows from operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to the improved operating performance and expansion of the Company. The decrease in net cash flows from operating activities in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to higher interest and income tax payments and the decrease in net working capital movements partly offset by the improved operating performance of the Company.

Net cash flows from investing activities

The increases in net cash used in investing activities in the years ended December 31, 2012 and December 31, 2011 were primarily due to capital expenditures in the expansion of existing data centers and the construction of new data centers. The decrease in net cash used in investing activities in the year ended December 31, 2010 was primarily a result of the timing of capital expenditures in the expansion of existing data centers and the construction of new data centers.

Net cash flows from financing activities

Net cash flows from financing activities during the year ended December 31, 2012 was principally the result of €10.0 million in gross proceeds drawn under our new mortgage financing on our AMS6 data center property, and of €8.0 million in gross proceeds from the exercise of options. Net cash flows from financing activities during the year ended December 31, 2011 was primarily the result of €143.0 million in gross proceeds from the issuance of new shares in connection with the IPO partly offset by associated costs and fees. Net cash flows from financing activities during the year ended December 31, 2010 was primarily the result of €254.3 million in gross proceeds from the issuance of the Senior Secured Notes (and after deducting deferred financing fees related to the Existing Revolving Credit Facility), which was partly offset by repayment of our previously outstanding credit facility and associated costs and fees.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of December 31, 2012 of our debt as it becomes due, and to complete our publicly announced expansion projects.

EBITDA and Adjusted EBITDA

EBITDA for the three months ended March 31, 2013 and 2012 was €30.8 million and €26.7 million, respectively, representing 41% and 41% of revenue, respectively. Adjusted EBITDA for the three months ended March 31, 2013 and 2012 was €31.7 million and €27.3 million, respectively, representing 43% and 42% of revenue, respectively.

EBITDA for the years ended December 31, 2012, 2011 and 2010 was €109.2 million, €93.6 million, and €77.8 million, respectively, representing 39%, 38% and 37% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2012, 2011 and 2010 was €115.0 million, €97.6 million and €79.2 million respectively, representing 42%, 40% and 38% of revenue, respectively.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they have been used in our financial covenants in the Existing Revolving Credit Facility, are used in our financial covenants in the New Revolving Credit Facility and are measures that will be used to make certain calculations under the Indenture. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net profit according to our income statement, for the periods indicated:

	Three months ended March, 31
	2013	2012
	(€’000)
Profit for the year attributable to shareholders	6,970	8,696
Income tax expense	3,355	3,929

Profit before taxation	10,325	12,625
Net finance expense	6,451	4,435

Operating profit	16,776	17,060
Depreciation, amortization and impairments	14,011	9,655

EBITDA	30,787	26,715
Share-based payments	1,009	739
Increase/(decrease) in provision for onerous lease contracts(a)	—	—
IPO transaction costs(b)	—	—
Income from sub-leases on unused data center sites	(123)	(118)

Adjusted EBITDA*	31,673	27,336

*	References are to the footnotes above.

(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(€’000)
Profit for the year attributable to shareholders	31,631	25,572	14,682
Income tax expense	15,782	9,737	2,560

Profit before taxation	47,413	35,309	17,242
Net finance expense	17,746	22,784	29,444

Operating profit	65,159	58,093	46,686
Depreciation, amortization and impairments	43,993	35,552	31,108

EBITDA	109,152	93,645	77,794
Share-based payments	5,488	2,736	1,684
Increase/(decrease) in provision for onerous lease contracts*	838	18	150
IPO transaction costs*	—	1,725	—
Income from sub-leases on unused data center sites	(463)	(487)	(425)

Adjusted EBITDA*	115,015	97,637	79,203

*	References are to the footnotes above.

Contractual Obligations and Off-Balance Sheet Arrangements

The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2012:

	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
	(€’000)
Long-term borrowing obligations*	384,395	25,734	51,475	307,186	—
Capital (finance) lease obligations*	32,316	1,659	3,473	3,742	23,442
Operating lease obligations in relation to onerous lease contracts	11,557	3,352	6,704	1,501	—
Operating lease obligations*	359,251	25,403	55,664	54,549	223,635
Other contractual purchase commitments	33,200	21,600	11,600	—	—
Capital purchase commitments	17,900	17,900	—	—	—

Total	838,619	95,648	128,916	366,978	247,077

*	References are to the footnotes above.

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. In connection with 16 of our data center and office leases, we entered into 18 irrevocable bank guarantees totaling €6.7 million, with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2012, we were contractually committed for €17.9 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2013, is reflected in the table above as “Capital purchase commitments.”

We have other non-capital purchase commitments in place as of December 31, 2012, such as commitments to purchase power in select locations, through the year 2013, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2013 and beyond. Such other purchase commitments as of December 31, 2012, which totaled €33.2 million, are also reflected in the table above as “Other contractual purchase commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2013 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

On January, 18 2013, the Group completed €10 million in mortgage financings. The loans are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts are to be repaid in quarterly instalments, in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The loan agreements require the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate has been swapped to a fixed rate for approximately 75% of the principal outstanding amount for a period of 10 years.

Critical Accounting Estimates

Basis of Measurement

We present our financial statements in thousands of euro. They are prepared under the historical cost convention except for certain financial instruments. The financial statements are presented on the going-concern basis. Our functional currency is the euro.

The accounting policies set out below have been applied consistently by us and our wholly-owned subsidiaries and to all periods presented in these consolidated financial statements.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment Depreciation

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective.

Intangible Fixed Assets Amortization

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective.

Lease Accounting

At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. Classification of a lease contract (operating versus a finance lease) is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Costs of Site Restoration

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rents, remaining terms, contracted extension possibilities and possibilities of lease terminations. A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease term is required to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability.

Provision for Onerous Lease Contracts

Provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term in arriving at the amount of future losses. Currently, the provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Deferred Taxation

Provision is made for deferred taxation at the rates of tax prevailing at the period end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Share-based Payments

Equity-settled share-based payments are issued to certain employees under the terms of the long term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Company’s share price at the date of the grant.

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations set out below were issued but were not effective for the financial year ended December 31, 2012 and were not applied in preparing the financial statements for the years ended December 31, 2012 and 2011. Those which may be relevant to the Group are set out below.

•	IFRS 9 “Financial Instruments”

•	IFRS 10 “Consolidated Financial Statements”

•	IFRS 11 “Joint arrangements”

•	IFRS 12 “Disclosures of interests in Other entities”

•	IFRS 13 “Fair value measurement”

•	Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Group’s 2014 consolidated financial statements and could change the classification and measurement of financial assets.

These new standards and interpretations did not have a significant impact on the financial position or performance of the Group, for our unaudited interim consolidated financial statements for the three months ended March 31, 2013 compared with the accounting principles as applied in the audited consolidated financial statements for the year ended December 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Under our New Revolving Credit Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for the mortgage on the AMS 6 leasehold property and 25% of the outstanding principal amounts under PAR3 and PAR5 mortgages. The AMS6 mortgage is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. The PAR3 and PAR5 mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 240 to 280 basis points. However, 75% of the outstanding principal amounts under the PAR3 and PAR5 mortgages are hedged for a period of 10 years. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flows.

Foreign Exchange Rate Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish krona. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

We do not maintain any derivative instruments to mitigate the exposure to translation and transaction risk. Our foreign exchange transaction gains and losses are included in our results of operations and were not material for all periods presented. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

Commodity Price Risk

We are a significant user of electricity and have exposure to increases in electricity prices. In recent years, we have seen significant increases in electricity prices. We use independent consultants to monitor price changes in electricity and negotiate fixed-price term agreements with the power supply companies where possible.

Approximately 60% of our customers by revenue pay for electricity on a metered basis while the remainder of our customers pay for power “plugs.” While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

OUR BUSINESS

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,300 customers through 34 data centers in 11 countries, enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam, which are the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 450 individual carriers and Internet service providers and 18 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

For the year ended December 31, 2012 our revenue, operating profit and adjusted EBITDA were €277.1 million, €65.2 million and €115.0 million, respectively. For the three months ended March 31, 2013, our revenue, operating profit and adjusted EBITDA were €74.4 million, €16.8 million and €31.7 million, respectively. Our revenue and adjusted EBITDA have grown every quarter since the fourth quarter of 2006, representing 26 consecutive quarters of growth.

Our Strengths

Leading European Carrier and Cloud neutral Colocation Data Center Services Provider with Broad, Strategic Footprint

We are a leading carrier and cloud neutral colocation data center services provider in Europe based on our geographic footprint, high level of connectivity and established brand. Through our 34 data centers in 11 countries, we operate more data centers in more countries than any other data center provider in Europe. Our data centers are located near key business hubs and in close proximity to the interconnection points of telecommunications fiber routes and power sources, which enables us to provide our customers with high levels of connectivity, fast response times for their applications, and the requisite power to meet their needs.

Strong, High Value Communities of Interest

Our carrier and cloud neutral colocation data center model, which houses 18 European Internet exchanges, together with more than 450 individual carriers and Internet service providers, creates critical exchange points for Internet and data traffic. These exchange points attract cloud service providers, enterprises, media and content providers, and other groups wanting to access these diverse networks and other enterprises in a single location versus connecting to these parties in multiple locations. This high level of connectivity fosters the development of value-added communities of interest within our customer segments. These communities of interest then attract additional carriers and customers which makes them increasingly more valuable both to Interxion and the community members.

Superior Levels of Connectivity

Our data centers provide our customers with connectivity to more than 450 individual carriers and Internet service providers as well as 18 European Internet exchanges. We believe this level of connectivity is unmatched by our competitors and attracts customers to our data centers. Our high level of connectivity enables customers to select the most cost-effective, reliable and appropriate carrier to meet their needs at each data center, and to migrate efficiently between carriers, thereby lowering their telecommunications costs whilst offering their customers the best performance e.g. response time.

Uniform, High Quality Data Centers and Customer Service

We design, build and operate each of our data centers according to uniform designs, processes and standards, which results in the construction and operation of high quality data centers. Having grown organically rather than through acquisitions, the uniformity of our data centers satisfies an important requirement for customers who seek consistency across multiple locations. This consistency also allows us to reduce cost, complexity and the risks associated with building and operating multiple data centers. All of our data centers are accredited as compliant with the Information Security Management Systems Standard ISO 27001. Through our European customer service center and strong country teams, we are able to deliver uniform quality and service to our customers, including consistent account and service management, reporting and billing. We also have local service delivery and assurance teams with strong in country management to ensure local knowledge and responsiveness. Our best-in-class customer service drives customer loyalty and contributes to our low customer churn rate.

Strong Value Proposition for Our Customers

Our carrier and cloud neutral colocation service is a compelling value proposition versus building in-house, or outsourcing to a carrier-operated data center. Our customers save significant costs of building and maintaining a data center as well as the telecommunication costs required to access multiple networks and other participants in the communities of interest. Our carrier and cloud neutral proposition also provides greater flexibility for enterprises to expand to meet their data center needs and deliver better performance as a result of lower network latency and excellent customer service.

Attractive Financial Model

Our recurring revenue model and largely fixed cost base provide us with significant visibility into future financial performance. In the last several years, our Recurring Revenue has consistently been over 90% of our total revenue. Our long-term contracts and high renewal rates further contribute to our revenue visibility. The terms of our initial customer contracts are typically three to five years and have automatic, one-year renewals. Our cost base consists primarily of personnel, power and property. While our personnel and property costs are largely fixed, substantially all of our contracts provide us with the ability to adjust customer pricing for power in order to recover any increases in power costs. Our recurring revenue model provides significant predictability of future revenue, and our largely fixed cost base produces strong operating leverage.

Further, the occupancy of our data centers tends to increase as they mature. During the period from December 31, 2009 to March 31, 2013, our original 26 data centers increased their utilization from 70% to 80%, while the amount of Equipped Space has grown from 54,800 sqm to 60,700 sqm due to phased capacity expansions within data centers. At the same time, we have also raised pricing and seen increased power and energy take up on our existing sites. The resulting increase in cash flows has allowed annual cash returns to grow from 24% to 32% during the period on these 26 data centers.

We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low Average Monthly Churn rate, which was 0.7% for the year ended December 31, 2012 and 0.5% in the three months ended March 31, 2013. Although we generally expect our costs of sales and general and administrative costs to grow over time, we expect these costs to decrease as a percentage of revenue.

Our Strategy

Target New Customers in High Growth Segments to Further Develop our Communities of Interest

We categorize our customers into segments, and we will continue to target new customers in high growth market segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target markets enables us to expand existing, and build new, high value communities of interest within our data centers. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us. From December 31, 2010 to December 31, 2012, our customer base within our target segments increased by 36%.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, typically generating around 60% of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize our share of their data center spend, and to achieve the highest level of connectivity in each of our data centers, with the right carriers to support the requirements of each of our communities of interest.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Center operates 24 hours a day, 365 days a year, providing continual monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out, with the goal of selling 25% of a data center’s space by its opening. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital, with a target internal rate of return in excess of 30%. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditures, see “Operating and Financial Review and Prospects.”

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. From inception onwards we have grown our colocation business organically. We have developed our current footprint (both in terms of countries and cities) between 1999 and 2001 and now operate in 11 countries and 13 cities. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for internet-based businesses, we restructured to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group.

The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our most significant subsidiaries based on revenues and total assets:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland Ltd	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

Our Services

We offer carrier and cloud neutral colocation data center and managed services to our customers.

Colocation

Our colocation services provide clients with the space and power to deploy IT infrastructure in our world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our colocation services are scalable, allowing our customers to upgrade space, connectivity and services as their requirements evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. We provide colocation services including:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our clients to deploy their own IT infrastructure. Customers can choose individual cabinets or a secure cage or an individual room depending on their space and security requirements.

Power

Each of our data centers is equipped to offer our customers high power availability. Since the availability of power is essential to the operation of our data centers, we provide power backup in case of outage as the availability of power is essential to the operation of a data center. The vast majority of our data centers have redundant grid connections and all of our data centers have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 450 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content, cloud platforms and distribution in the world.

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carrier, Internet service providers and Internet exchange customers as well as other customers. Cross connects are physically secured in dedicated areas called Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

Managed Services

In addition to providing colocation services, we provide a number of additional managed services, including systems monitoring, systems management, engineering support services, data back-up and storage. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either by us directly, or in conjunction with third parties.

Customers

We categorize our customers into customer segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have approximately 1,300 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed perpetually and automatically for successive one year periods.

In the year ended December 31, 2012, 32% of our Recurring Revenue came from our top 20 customers, 21% of our Recurring Revenue came from our top 10 customers and no single customer accounted for more than 5% of our Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
i-Stream Planet Internap Overon RTL Interactive	Correos Bechtel Ferovial	Sunguard Thompson Reuters NYSE Euronext Nasdaq OMX Bloomberg	Eucalyptus Flexiant Hewlett-Packard Terremark CSC Cloud Sigma	BT AT&T China Telecom Tata Communications Interoute Deutsche Telecom

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Center located in London. The European Customer Service Center supports five European languages (Dutch, English, French, German and Spanish) and is run by technical support staff and operates 24 hours a day, 365 days a year, in order to provide rapid and cost-effective technical and business support to all of our clients. In addition to its service desk functions, the European Customer Service Center monitors and manages the performance of our data centers and takes care of network monitoring and other network operations center functions. The European Customer Service Center arranges, as necessary, local engineering support, rapid response (out of hours emergency assistance), “backup and restore” and other managed services. There is also a customer relationship management system in place to electronically log each issue that the European Customer Service Center is requested to address to ensure efficient and timely support.

Customer Contracts

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is typically 90 days in advance of the end of the contract period, contracts (a majority of which have an initial term of three to five years) typically renew perpetually and automatically for successive one year periods. However, where beneficial to us we will, prior to the expiry of a customer contract, seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers.

Contracts for colocation services are priced on the basis of a monthly recurring fee reflecting charges for space, power used in the common parts of the data center, power “plugs” and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The first option (power plugs) is usually sold in shared areas of our data centers where customers pay per cabinet. The second option (metered power usage) is usually sold to customers taking dedicated space such as a cage, suite or private room where they are charged on a per square meter basis.

As with colocation services, our managed services are typically contracted on the basis of an annual contract (or longer where appropriate) and the fee generally consists of monthly recurring charges and usage based charges as appropriate, and may also include an initial set-up fee. If managed services are ad hoc in nature, they are invoiced on completion of the service.

Each new customer contract we enter into provides that in the event of a power outage or other equivalent service level agreement breach (e.g. for repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment, the credit being on a sliding scale to reflect the seriousness of the breach. Our customer contracts typically exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, our penalty payments under our service level agreements have been minimal.

Customer Accounts

Fees are typically invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we ultimately seek recovery through the court system.

Sales and Marketing

Our sales and marketing teams focus on proactively identifying and converting opportunities for both existing customers and prospects within our target segments, to expand customers’ space within our data center portfolio.

Sales

We sell our products and services through local direct sales forces and a centralized Major Accounts Team and by attending tradeshows, networking events and industry seminars. Our Major Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts. We utilize a number of indirect channel partners in the United States to secure both referrals and orders from companies based out of the United States.

Marketing

Our marketing organization is responsible for identifying target customer segments, development of the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation

Our marketing organization is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the community of interest and develop our value proposition to enable success in our chosen markets. Our marketing organization is also responsible for business development of key magnetic and strategic accounts in each segment working with sales in order to build our communities of interest. Magnetic companies when present in our data centers, attract other interested members to join the community. The magnetic effect can be a consequence of the application, data or capability that they place in our data centers. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved by virtue of its brand and the associated added value to Interxion and the community.

Brand Management and Positioning

This includes brand identity unification, positioning at the corporate and country levels, the development of methodology, marketing assets and brand awareness programs for all of our business units.

Lead Generation

Utilizing online marketing, targeted advertising, direct marketing, event marketing and public relations programs and strategies to design and execute successful lead-generation campaigns leveraging telemarketing and direct sales to grow our pipeline and deliver our revenue goals.

Employees

As of March 31, 2013 we had a total of 410 employees (full time equivalents, excluding contractors and interim staff) of which 224 employees worked in operations and support, 92 employees worked in sales and marketing and 94 employees served general and administrative roles. Of our employees 303 were based in countries where we have operations and 107 employees worked from our headquarters near Amsterdam and corporate offices in London as of March 31, 2013. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

Except for two of our Paris data centers (PAR3 and PAR5), acquired in December 2011, the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have Consumer Price Index based annual rent increases over the full term of the lease.

Data Center Operations

We have 34 carrier and cloud neutral data centers in 13 metropolitan areas in 11 countries, representing approximately 83,800 square meters of maximum equippable space (as of May 31, 2013). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2012 consolidated financial statements.

We select sites for our data centers based primarily on expected customer demand, availability of power and access to telecommunications fiber routes. Most of our data centers are stand-alone structures, close to power sub-stations and telecommunication networks in light industrial areas outside of city centers, rather than residential areas where more prohibitive environmental regulations exist. Data center design and development is a highly complex process. Data center construction requires extensive planning and must navigate regulatory procedures which can vary by jurisdiction. We have developed extensive technical experience in building data centers in Europe and we are well-positioned to bring new data centers to market rapidly to meet customer demand.

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of May 31, 2013
			Square Meters
Austria	Vienna	Third Quarter, 2000	4,700
Belgium	Brussels*	Third Quarter, 2000*	5,100
Denmark	Copenhagen	Third Quarter, 2000**	3,800
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100
France	Paris—6	Third Quarter, 2009	1,400
France	Paris—7	Second Quarter, 2012	4,700
Germany	Dusseldorf	Second Quarter, 2000	2,800
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,100
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700
Germany	Frankfurt—6	Second Quarter, 2010	2,200
Germany	Frankfurt—7	First Quarter, 2012	1,500
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	2,400
The Netherlands	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands	Amsterdam—4***	Fourth Quarter, 2000	***
The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam—6	Third Quarter, 2012	4,400
The Netherlands	Hilversum	Third Quarter, 2001	600
Spain	Madrid—1	Third Quarter, 2000	4,000
Spain	Madrid—2	Fourth Quarter, 2012	1,700
Sweden	Stockholm—1	Third Quarter, 2000	1,900
Sweden	Stockholm—2	Second Quarter, 2013*****	1,000
Switzerland	Zurich	Fourth Quarter, 2000******	6,500
UK	London—1	Third Quarter, 2000	5,200
UK	London—2	Third Quarter, 2012	1,500

Total			83,800

Note:

*	Brussels maximum equippable space increased by 300 square meters as result of a new expansion to BRU1.
**	Copenhagen maximum equippable space increased by 300 square meters as result of a new expansion through a remote site to CPH1.
***	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.
****	Hilversum maximum equippable space decreased by 200 square meters as a result of revisions made in the agreement with the landlord.
*****	Stockholm maximum equippable space increased by 1,000 square meters as result of our new data center STO2.
******	Zurich maximum equippable space increased by 100 square meters as result of a new expansion to ZUR1.

Seasonality

The Company’s operations are not significantly exposed to seasonality.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier and Cloud Neutral Colocation Data Centers

Carrier and cloud neutral colocation data centers in Europe include Equinix, Telecity and Telehouse. These companies are our chief competitors.

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Rackspace and Sungard.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Technology Services and Verizon.

See “Risk Factors—We face significant competition and we may not be able to compete successfully against current and future competitors.”

Litigation

We have not been party to any legal proceedings, governmental or arbitration proceedings during the twelve months preceding the date of this report which may have, or have had in the recent past, a significant effect on our financial position.

Insurance

We have in place insurance coverage which we consider to be reasonable and against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following four categories: professional indemnity, general third party liability, directors and officers liability and property damage insurance and business interruption insurance.

Regulation

Although we are not subject to any financial regulations (such as outsourcing requirements, MiFID or Basel II), our financial services customers commonly are. In their contracts with us, these financial services customers impose access, audit and inspection rights to those parts of our data centers that contain their equipment so that they can satisfy their regulatory requirements.

In addition, as a consumer of substantial amounts of electricity, we may be affected by the CRC Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order entered into force on May 20, 2013. The Scheme applies to organizations that have at least one settled half hourly meter and that also consume over 6000 MWh per year of half-hourly metered electricity in the qualification year for the relevant phase (which for the first phase of the Scheme was calendar year 2008). Qualifying organizations have to comply with the Scheme or face criminal and civil penalties. Participants are required to purchase emissions allowances from the UK Government to cover CRC emissions from energy supplies for which they are responsible in each year of the Scheme. Allowances equal to the quantity of CRC emissions for the relevant energy supplies from 2011-2012 compliance period had to be surrendered by 28 September 2012. The cost of the allowances for the initial period of the Scheme is £12 per tonne CO2, although the cost of each allowance will increase in the later years of the Scheme. The UK Government has announced that in the 2014-2015 compliance period, the price of allowances will rise to £16 per tonne of CO2 and from the 2015-2016 compliance period, the price will rise in line with the retail prices index. In Phase 2 of the Scheme, there will be two fixed price allowance sales for each compliance year, with no cap. In the 2012 Autumn Statement, the UK Chancellor announced that the tax element of the scheme will be a high priority for removal when public finances allow. However, it is unclear what this means, but it could result in the termination of allowance sales completely or the reinstatement of the revenue recycling element of the Scheme. Potential impacts of the Scheme on our data centers in the UK include, the costs associated with improving energy efficiency in order to reduce electricity consumption and hence costs of allowances and the administrative and compliance costs of participating in the Scheme.

The Scheme has been simplified by the UK Government in an effort to reduce participants’ administrative costs, and measures to be introduced include assessing qualification on the basis of supplies through settled half-hourly meters only, abolishing the Performance League Table from 2013 (although the Environment Agency will still publish participants’ aggregated energy use and emissions data) and disapplying the Scheme’s supply rules to climate change agreement facilities and EU ETS installations. The Government has also said it will review the effectiveness of the Scheme in 2016.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC) and the Energy Efficiency Directive (Directive 2012/27/EC). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Durban climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012 and the 2012 Durban conferences. It is expected that these commitments may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

As an operator of data centers which act as content and connectivity hubs that facilitate the storage, sharing and distribution of data, content and media for customers, we have in place an Acceptable Use Policy which applies to all of our customers using Internet connectivity services provided by us and which requires our customers to respect all legislation pertaining to the use of Internet services, including email.

We are subject to telecommunications regulation in the various European jurisdictions in which we presently operate, most notably the EU Regulatory Framework. Under these regulations, we are not required to obtain licenses for the provision of our services. However, we may be required to notify the national telecommunications regulator in certain European jurisdictions about these services. We have made the necessary notifications for such jurisdictions.

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC). This directive is implemented through adoption in local legislation of the EU member states. We are subject to this legislation in most European jurisdictions as processors and controllers in the meaning of this Directive. This may impose obligations on us, such as an obligation to take reasonable steps to protect that information.